                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               DTVN Holdings, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                       ----------------------------------
                         (Title of Class of Securities)

                                   233337-10-4
                                 --------------
                                 (CUSIP Number)

                                 April 13, 2001
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

---------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
CUSIP NO. 233337 10 4                                      13G                                        PAGE 2 OF 5
     1       NAME OF REPORTING PERSON

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)



                    Philip O'Reilly

     2       Check the appropriate box if a member of a
             group                                                                                        (a) [ ]

                                                                                                          (b) [ ]
     3       SEC  USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.

               NUMBER OF                     5     SOLE VOTING POWER
                 SHARES                            5,267,201
              BENEFICIALLY                   6     SHARED VOTING POWER
                OWNED BY
                  EACH                       7     SOLE DISPOSITIVE POWER
               REPORTING                           5,267,201
                 PERSON                      8     SHARED DISPOSITIVE POWER
                  WITH

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    5,267,201

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                              [ ]

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      9.2%

    12      TYPE OF REPORTING PERSON
                                       IN

CUSIP NO. 233337 10 4                   13G                          PAGE 3 OF 5

Item 1.

         (a)  Name of Issuer:

                  DTVN Holdings, Inc.

         (b)  Address of Issuer's Principal Executive Office:

                  635 West Campbell Road, Suite 130
                  Richardson, TX  75080

Item 2.   Name of Person Filing

         (a)  Name of Person Filing:

                  Philip O'Reilly

         (b)  Address of Principal Office:

                  310 West Biddle Street
                  West Chester, PA  19380

         (c)  Citizenship:

                  U.S.A.

         (d)  Title Class of Securities:

                  Common Stock, $.001 par value per share

     (e)  CUSIP Number:

                  233337-10-4

Item 3.   Category of person filing

          Not applicable

CUSIP NO. 233337 10 4                   13G                          PAGE 4 OF 5



Item 4.   Ownership.

         (a)  Amount Beneficially Owned:

                  The Reporting Person beneficially owned 5,267,201 shares of the Issuer's Common Stock, par value $.001 per share (the "Common Stock") as of April 13, 2001, of which 11,064 shares underlie options to purchase Common Stock that are exercisable within 60 days of the date hereof.

         (b)  Percent of Class: 9.2%

         (c)  Number of Shares to Which Such Person Has:

                  (i)    Sole voting power: 5,267,201
                  (ii)   Shared voting power: 0
                  (iii)  Sole dispositive power: 5,267,201
                  (iv)   Shared dispositive power: 0

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.
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CUSIP NO. 233337 10 4                   13G                          PAGE 5 OF 5



Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: April 17, 2001


                                        /s/ Philip O'Reilly
                                                 (Signature)

                                        Philip O'Reilly, Vice President
                                                 (Name/Title)